UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
        Amendment 2     Filing

(Name of Issuer)
        Discovery Partners International

(Title of Class of Securities)
        Common Stock

(Cusip Number)
        254675101

(Date of Event Which Requires Filing of this Statement)
        May-04

Check   the appropriate box to designate the rule pursuant to which this
        Schedule is Filed:
        [ x  ] Rule 13d-1(b)
        [    ] Rule 13d-1(c)
        [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be   filed   for the purpose of Section 18 of the Securities
Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Cusip Number
        254675101


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
         Strong Capital Management, Inc. 39-1213042

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
        Wisconsin

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
         2,572,328

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
         2,572,328

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         2,572,328

10. Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
        N/A

11. Percent of Class Represented by Amount in Row (9)
        10.4%

12. Type of Reporting Person (See Instructions)
        IA


Cusip Number
        254675101


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
        Richard S. Strong

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
        U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
         2,572,328

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
         2,572,328

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         2,572,328

10. Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
        N/A

11. Percent of Class Represented by Amount in Row (9)
        10.4%

12. Type of Reporting Person (See Instructions)
        IN


Item 1(a).  The name of the issuer is:
        Discovery Partners International

Item 1(b).  The principal executive office of the issuer is:
         9640 Towne Centre Drive San Diego, California 92121

Item 2(a).  The names of the persons filing this statement are:
         Strong Capital Management, Inc. and Richard S. Strong

Item 2(b).  Address of persons filing:
         Strong Capital Management, Inc.
         100 Heritage Reserve, Menomonee Falls, WI  53051

        Richard S. Strong
        c/o Godfrey & Kahn S.C.
         780 N. Water Street, Milwaukee, WI 53202

Item 2(c). See Item 4 of the cover sheet for each Filer.

Item 2(d). This Statement relates to shares of the common stock of the
         Issuer (the   Stock  )

Item 2(e).  The CUSIP number of the Stock is:                   254675101


 Item   3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
        240.13d-2(b) or (c),   check whether the person filing is a:

(a). [   ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b). [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c ). [   ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c)

(d). [   ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f). [   ] An employee benefit plan or endowment fund in accordance with
        ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h). [   ] A savings associations as defined in section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813).

(I). [   ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

 (j). [   ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership*

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than five percent on behalf of another person. Strong Capital Management, Inc. is a registered investment advisor
        whose clients,   have the right to receive or the power to direct the
        receipt of dividends from,   or the proceeds from the sale, of the
        Stock. No Individual client's holdings of the Stock are more than five percent of the outstanding stock.

        Strong Advisor Small Cap Value Fund owns 1,865,500 shares or 7.6%. The remaining ownership in this filing is owned by various other accounts for which Strong Capital Management, Inc. acts as the investment advisor. None of the other accounts own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification
        By signing below I certify that, to the best of my knowledge and
        belief, the   securities referred to about were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934
(the   Act  ), as amended, the undersigned hereby agree to this joint filing on
Schedule  13G (including amendments thereto).
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of February, 2004.

                STRONG CAPITAL MANAGEMENT, INC.

                By:   /s/ John W. Widmer
                John W. Widmer
                Treasurer
                Strong Capital Management, Inc.

                RICHARD S. STRONG

                By:   /s/ Richard S. Strong
                Richard S. Strong



        SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                       Dated:            June 2, 2004

                       Strong Capital Management, Inc.

                By:     /s/ John W. Widmer
                John W. Widmer
                Treasurer

                       Richard S. Strong

                By:      /s/ Richard S. Strong
                Richard S. Strong